Exhibit 99.1

Jeffs’ Brands Reinforces its Brands for the Holiday Season with Potential High Profitability Products

Using its advanced technology, the Company evaluated new lucrative products and now offers them in its stores

Tel Aviv, Israel, Nov. 11, 2022 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (the “Company”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, today announced a boost in its brands’ products offering, launching new products in time for the holiday season.

The Company strengthens its brands’ portfolio with 16 new products, available now at its U.S. Amazon stores. The new products relate to the pets and home décor categories.

“Our goal is to rapidly grow our business by offering attractive products. The new products we launches were chosen after meticulous screening using our technology, market research and revenues and return on investment (ROI) potential,” said Viki Hakmon, Chief Executive Officer of the Company. “In light of the upcoming holidays and global shopping events, November and December are typically busy months in the consumer market. With each month, we keep on expanding our offerings to our customers, following trending sectors and products that we believe would be appealing to our customers.”

About Jeffs’ Brands Ltd

Jeffs’ Brands Ltd is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd, visit https://jeffsbrands.com

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain asssumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our plans to rapidly grow our business by offering new products, our ability to identify products with high profitability using our technology, and our expectations regarding the volume of sales during the months of November and December. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding to FBM; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR- IR

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com